File: 082-04144



October 11, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the licensed production, marketing and distribution of "Warsteiner Premium Verum" in the Russian Federation.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 10/28

FOR GENERAL RELEASE TO THE PUBLIC
OCTOBER 11TH, 2002

## EFES BEVERAGE GROUP AND WARSTEINER BRAUEREI HAUS CRAMER HAS SIGNED A LICENSE AGREEMENT FOR THE RUSSIAN BEER MARKET

Efes Beverage Group and Warsteiner Brauerei Haus Cramer, one of Germany's foremost brewers, signed an agreement regarding the licensed production, marketing and distribution of the "Warsteiner Premium Verum" brand in the Russian Federation. Produced with German brewing traditions since 1753, "Warsteiner Premium Verum" is the best selling premium beer in Germany.

Quenching the thirst of the Russian consumers with its highest quality products; "Efes Pilsener" in the licensed segment and "Stary Melnik" in the local premium segment, Efes Beverage Group is now introducing "Warsteiner Premium Verum", brewed in its state-of-the-art modern Moscow brewery, to Russian consumers in the licensed premium segment.

"Warsteiner Premium Verum" will be initially presented to the Russian consumers with a packaging portfolio including the special 50cl. and 33cl. non-returnable glass bottles and 30lt. kegs, which later will be expanded according to the market demand.

Mr. Muhtar Kent, President and CEO of the Efes Beverage Group, said that "We are proud to have achieved segment leadership with our "Efes Pilsener" and "Stary Melnik" brands in Russia, the world's fifth largest and fastest growth market, in a short period of time. Introducing Germany's leading premium beer to the dynamic Russian market will enable us to offer a wider and stronger International brand portfolio".

Mr. Gustavo Muller Hergt, Managing Director of Warsteiner Brauerei Haus Cramer, stated that this license agreement will introduce "Warsteiner Premium Verum" to the fastest growing beer market of the world, and will be the first step to establish an extended cooperation that they wanted to develop with Efes.

As one of the largest beverage groups across a territory spanning from the Adriatic to China, Efes Beverage Group currently operates 9 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 8 countries. The Group is growing to become one of the strongest regional players in Europe, with its brands enjoyed in over 35 countries worldwide.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

**Mr. Muhtar Kent**
***(CEO & President)***

**tel:** 90 216 473 22 22 ext: 600-601
**facsimile:** 90 216 387 46 42

**Mr. Hurşit Zorlu**
***(Chief Financial Officer)***

**tel:** 90 216 473 22 22 ext: 630
**facsimile:** 90 216 389 58 63

**Mr. Orhun Köstem**
***(Investor Relations Manager)***

**tel:** 90 216 473 22 22 ext: 637
**facsimile:** 90 216 389 58 63